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                              December 20, 2022

       Michael Bufano
       Chief Financial Officer
       Allbirds, Inc.
       730 Montgomery Street
       San Francisco , CA 94111

                                                        Re: Allbirds, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December, 31, 2021
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            File No. 001-40963

       Dear Michael Bufano:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-Q for the Quarter Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 36

   1. We note that you disclose several Non-GAAP performance measures such as adjusted gross profit, adjusted
gross margin, adjusted net loss and Adjusted EBITDA, which
                                                        exclude the costs
related to inventory write-downs and liquidation of end of life inventory. As inventory
provisions and write-offs are cost of sales items, and are typically recurring costs that
are based on a variety of factors, tell us how you considered the guidance in Question
100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretation and why you believe excluding these expenses from Non-GAAP performance measures is
appropriate. Your disclosures in your earnings release on Form
                                                        8-K should be similarly
addressed.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Michael Bufano
Allbirds, Inc.
December 20, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameMichael Bufano                          Sincerely,
Comapany NameAllbirds, Inc.
                                                          Division of
Corporation Finance
December 20, 2022 Page 2                                  Office of
Manufacturing
FirstName LastName